NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

December 14, 2020

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Raymond A. Be, Esq.

Re:	NB Crossroads Private Markets Access Fund LLC (the “Fund”)
Pre-Effective Amendment No. 2 to Form N-2 Registration Statement
File Nos. 333-239934 and 811-23591

Dear Mr. Be:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Amendment to the Fund’s Registration Statement on Form N-2 to December 15, 2020, or as soon thereafter as practicable.

Very truly yours,

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By:	/s/ James D. Bowden
Name: James D. Bowden
Title: Chief Executive Officer and President

NEUBERGER BERMAN BD LLC
1290 Avenue of the Americas
New York, New York 10104

December 14, 2020

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Raymond A. Be, Esq.

Re:	NB Crossroads Private Markets Access Fund LLC (the “Fund”)
Pre-Effective Amendment No. 2 to Form N-2 Registration Statement
File Nos. 333-239934 and 811-23591

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neuberger Berman BD LLC, as distributor, hereby joins the Fund in requesting that the effective date of the above-referenced Amendment to the Fund’s Registration Statement be accelerated so that it will be declared effective on December 15, 2020, or as soon thereafter as practicable.

Securities of the Fund are being sold on a reasonable best efforts basis.  No preliminary prospectuses have been or will be distributed before the date of effectiveness of the above-referenced Amendment to the Fund’s Registration Statement.  Prospective investors will receive final prospectuses.

Sincerely,

NEUBERGER BERMAN BD LLC

By:	/s/ Brian Kerrane
Name: Brian Kerrane
Title: Managing Director